Exhibit 99.1

News Release

2018-38

Contact

Dianne VanBeber

Vice President, Investor Relations

Dianne.VanBeber@intelsat.com

+1 703-559-7406 (o)

+1 703-627-5100 (m)

Intelsat Announces Results and Settlement of Tender Offer for Intelsat Jackson Holdings S.A.’s Outstanding 7  1⁄4% Senior Notes due 2020

Luxembourg, 19 September 2018

Intelsat S.A. (NYSE: I) (“Intelsat”), operator of the world’s first Globalized Network and leader in integrated satellite communications, today announced the settlement of its previously announced tender offer (the “Offer”) by its indirect wholly-owned subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), to purchase any and all of its outstanding 7  1⁄4% Senior Notes due 2020 (the “Notes”).

The Offer expired at 5:00 p.m., New York City time, on September 14, 2018 (the “Expiration Time”). Based on final information provided to Intelsat Jackson by Global Bondholder Services Corporation (“GBS”), the depositary and information agent for the Offer, $1,723,269,000 in aggregate principal amount of the Notes were validly tendered (and not validly withdrawn) at or prior to the Expiration Time, and Intelsat Jackson accepted all of such Notes, as set forth in the table below.

Title of Security	CUSIP/ISIN Number	Principal Amount Outstanding	Principal Amount Accepted at Expiration Time
7 1⁄4% Senior	CUSIP No. 45824T AC9;	$1,751,119,000	$1,723,269,000
Notes due 2020	ISIN: US45824TAC99

Settlement of the Offer was completed by Intelsat Jackson as of September 19, 2018 (the “Settlement Date”), as set forth in the Offer to Purchase and the Notice of Guaranteed Delivery, each dated as of September 10, 2018. Intelsat Jackson used a portion of the net proceeds from its offering of its 8.50% Senior Notes due 2024 to fund the settlement, which offering also closed on September 19, 2018.

Questions and requests for additional documents may be directed to GBS at (866) 794-2200 (toll free), (212) 430-3774, or (212) 430-3775 (facsimile). Copies of the Offer to Purchase and Notice of Guaranteed Delivery are available at the following web address: http://gbsc-usa.com/Intelsat/.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the Offer, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2017, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the Offer.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.